PEMBINA PIPELINE CORPORATION
Annual Meeting of Shareholders
May 8, 2026

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

The following matters were voted upon at the Annual Meeting of Shareholders of Pembina Pipeline Corporation (the "Corporation") held virtually on May 8, 2026. Each matter voted upon is described in greater detail in the Corporation's Management Information Circular dated March 19, 2026 (the "Information Circular"), which is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Corporation's website at www.pembina.com.

Matters Voted Upon	Outcome of Vote	Votes For	Votes Against or Withheld, as applicable
1.The election of the following nominees as directors of the Corporation until the next annual meeting or until their successors are elected or appointed
J. Scott Burrows	Approved	99.79% (336,739,983)	0.21% (724,594)
Cynthia Carroll	Approved	99.16% (334,635,547)	0.84% (2,829,029)
Alister Cowan	Approved	99.74% (336,599,385)	0.26% (865,192)
Ana Dutra	Approved	99.66% (336,313,678)	0.34% (1,150,898)
Maureen E. Howe	Approved	98.83% (333,504,303)	1.17% (3,960,274)
David M.B. LeGresley	Approved	95.95% (323,792,114)	4.05% (13,672,462)
Andy J. Mah	Approved	99.74% (336,595,563)	0.26% (869,013)
Leslie A. O'Donoghue	Approved	96.87% (326,898,714)	3.13% (10,565,862)
Bruce D. Rubin	Approved	99.33% (335,192,363)	0.67% (2,272,214)
Henry W. Sykes	Approved	99.34% (335,239,759)	0.66% (2,224,817)
2. The appointment of KPMG LLP, Chartered Professional Accountants, as auditors of the Corporation until the next annual meeting and that the Corporation’s Board of Directors be authorized to fix the auditors’ remuneration
	Approved	91.16% (319,893,726)	8.84% (31,004,179)
3. The advisory vote on the Corporation’s approach to executive compensation	Approved	96.56% (325,870,724)	3.44% (11,593,845)